Exhibit 99.5

BRAGG GAMING GROUP ANNOUNCES RECORD THIRD QUARTER 2024

REVENUE OF EUR 26.2 MILLION (USD 29.3 MILLION)

●	Third quarter revenue increased 16% YoY to a record level; gross profit rose 18% and Adjusted EBITDA grew by 7%
●	Special Committee concludes strategic review; ongoing execution of Bragg’s strategy best option to maximize shareholder value
●	40% Proprietary online content revenue growth YoY, fueled by expanded distribution of content in the US
●	Well positioned to maintain momentum under new leadership team

TORONTO, November 14, 2024 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) ("Bragg" or the "Company"), a global B2B content-driven iGaming technology provider, today reported record revenue for the third quarter of 2024.

Summary of 3Q24 Financial and Operational Highlights

Euros (millions)(1)	3Q24	3Q23	Change
Revenue	€26.2	€22.6	15.9%
Gross profit	€14.0	€11.9	18.1%
Gross profit margin	53.5%	52.5%	99	bps
Adjusted EBITDA(2)	€4.1	€3.8	7.1%
Adjusted EBITDA margin	15.6%	16.9%	(129)	bps
Operating Income (Loss)	€(0.4)	€(2.1)	(81.0)%

(1)	Bragg’s reporting currency is Euros. The exchange rate provided is EUR 1.00 = USD 1.12. Due to fluctuating currency exchange rates, this reference rate is provided for convenience only.
(2)	“Adjusted EBITDA” is a non-IFRS measure. For important information on the Company’s non-IFRS measures, see “Non-IFRS Financial Measures” below.

Chief Executive Officer Commentary

Matevž Mazij, Chief Executive Officer for Bragg, commented, “The third quarter marked another period of strong growth and record results for Bragg. Revenue grew 16% year-over-year, gross profit increased 18%, and Adjusted EBITDA rose 7%. In the U.S., strong third quarter revenue gains from content distribution helped drive a 40% global increase in proprietary online content revenue year-over-year.

“Additionally, we announced today that the Board of Directors has unanimously decided to conclude its review of strategic alternatives for Bragg. After extensive evaluation and deliberation, the Board determined that the ongoing execution of the Company’s strategic plan is the best way to maximize value for shareholders at this time.

“Since stepping in as Chairman 16 months ago and then as CEO 14 months ago, we’ve transformed our executive team, restructured commercial operations, and sharpened our sales strategy with a targeted, jurisdictional approach. These decisive actions position us to drive growth and capture market opportunities with greater precision and impact. Under new leadership, we’ve built a strong pipeline of tier 1 opportunities across key markets and key products, positioning Bragg for accelerated top- and bottom-line growth.

“With the strategic review process now complete, Bragg is now fully focused on commercialization and unlocking profitable growth, without the need for significant new investment in product development. Our decade-long investments in technology and talent, combined with a robust leadership team, have built a scalable platform that uniquely positions us for aggressive growth in 2025 and beyond. With significant operating leverage now within reach, we’re poised for an exciting, high-growth, and profitable future.”

Third Quarter 2024 and Recent Business Highlights

●  Launched its newest games and Remote Gaming Server (RGS) technology with Caesars Digital in Pennsylvania and Ontario. The launch marked the expansion of Bragg’s existing partnership with Caesars Digital, following earlier launches in New Jersey and Michigan respectively, doubling the number of states/provinces in which Bragg content is offered on Caesars Palace Online Casino and Caesars Sportsbook & Casino.

●  Launched its newest games and RGS technology with FanDuel in New Jersey, adding to its existing distribution with the leading North American operator in Michigan, Pennsylvania, Connecticut and Ontario

●  Post-quarter end, the Company additionally launched its newest games and RGS technology with bet365 in New Jersey, following on from its second quarter launch in Pennsylvania, and an earlier launch in Ontario with the major global iGaming operator

●  Launched HardRockCasino.nl in the Dutch market, supplying its cutting-edge player account management (PAM) software to the brand. The agreement is Bragg’s 6th PAM customer in the Netherlands, reinforcing Bragg’s status as the leading technology and content supplier in the Dutch market

●  Launched the Kambi sportsbook on 711.nl, adding an additional revenue-generating product stream to a key PAM customer in the Netherlands

●  Management is pleased to announce the appointment of Robbie Bressler to CFO of Bragg, effective immediately. Robbie had been serving as Bragg’s interim CFO since July 1, 2024.

Additional September 30, 2024 Key Financial Metrics

●  For the nine-month period ended September 30, 2024, Cash flow generated from operations was EUR 8.4 million (USD 9.4 million), compared to EUR 6.2 million (USD 6.9 million) for the nine-month period ended September 30, 2023.

●  Cash and cash equivalents as of September 30, 2024 was EUR 11.6 million (USD 13.0 million) and net working capital, excluding deferred consideration, loans payable, and convertible debt, was EUR 11.3 million (USD 12.7 million)

Strategic Alternatives Process Concluded

The Bragg Board announced the strategic alternatives process in March 2024 with the formation of a Special Committee, comprised solely of independent members of the Board. The Committee, together with its advisors Oakvale Capital LLP and Blake, Cassels & Graydon LLP, evaluated a wide range of strategic alternatives for maximizing shareholder value including a potential sale or merger of the Company. Bragg solicited interest from a significant number of potential counterparties and received multiple non-binding proposals.

After careful consideration, the Board, on recommendation from the special committee, unanimously determined that none of the proposals received reflect the Company’s intrinsic value or current and projected financial performance, and therefore elected to conclude its review and disband the Special Committee.

Don Robertson, independent Board member and Chair of the Special Committee, said, “After a comprehensive and exhaustive process, the Committee recommended, and the Board unanimously agreed, that continuing to execute Bragg’s strategic plan as an independent public company is the best approach for maximizing shareholder value. Although the process has now concluded, Bragg’s Board will continue to be open to and consider all opportunities for enhancing shareholder value.”

“Over the past year, our financial performance, cashflow generation and revenue outlook have significantly improved. We remain extremely confident about our business plan, operating strategy, and financial prospects” said Matevz Mazij, Chairman and CEO of Bragg.

Reiterates Full Year 2024 Guidance and 2025 Outlook

Bragg reiterates its 2024 full year revenue guidance range of EUR 102.0-109.0 million (USD 114.2-122.1 million) and its full year Adjusted EBITDA range of EUR 15.2-18.5 million (USD 17.0-20.7 million), noting that the Company is currently tracking to the lower end of guidance.

Bragg is actively advancing a robust pipeline of opportunities that is anticipated to drive strong momentum as we enter 2025. The outlook for 2025 remains positive, with expectations of sustained double-digit top line growth, expanding bottom line margins, and increased operational leverage, further strengthening Bragg’s position in the market. The preceding guidance and outlook constitute forward-looking information within the meaning of applicable securities laws, and is based on a number of assumptions and subject to a number of risks.

Investor Conference Call

The Company will host a conference call today, November 14, 2024, at 8:30 a.m. Eastern Time, to discuss its third  quarter 2024 results. During the call, management will review a presentation that will be made available to download at https://investors.bragg.group/financials/quarterly-results/default.aspx.

To join the call, please use the below dial-in information:

Participant Toll-Free Dial-In Number (US and Canada): 1 (800) 715-9871
Participant Toll Dial-In Number (International): 1 (646) 307-1963
UK Toll Free: +44 800 358 0970
Conference ID: 2654367

A webcast of the call and presentation may also be viewed at: https://investors.bragg.group/events-and-presentations/events/default.aspx

A replay of the call will be available until November 21, 2024, following the conclusion of the live call. To access the replay, dial + 1 (647) 362-9199 or +1 (800) 770-2030 (toll-free) or +44 20 3433 3849 (UK) and use the passcode 2654367.

Cautionary Statement Regarding Forward-Looking Information

This news release contains forward-looking statements or “forward-looking information” within the meaning of applicable Canadian securities laws (“forward-looking statements”), including, without limitation, statements with respect to the following: the Company’s strategic growth initiatives and corporate vision and strategy; financial guidance for 2024, expected performance of the Company’s business; expansion into new markets, our strategy for customer retention, growth, product development, and market position; expected future growth and expansion opportunities; expected benefits of transactions; expected future actions and decisions of regulators and the timing and impact thereof. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing readers to get a better understanding of the Company’s anticipated financial position, results of operations, and operating environment. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or describes a “goal”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

All forward-looking statements contained in this news release or the conference call reflect the Company’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. All of the Company’s forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although the Company believes that these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the regulatory regime governing the business of the Company;  the operations of the Company; the products and services of the Company; the Company’s customers; the growth of Company’s business, meeting minimum listing requirements of the stock exchanges on which the Company’s shares trade; the integration of technology; and the anticipated size and/or revenue associated with the gaming market globally.

Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, prediction, projection, forecast, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the following: risks related to the Company’s business and financial position; that the Company may not be able to accurately predict its rate of growth and profitability; risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the inability to access sufficient capital from internal and external sources; the inability to access sufficient capital on favourable terms; realization of growth estimates, income tax and regulatory matters; the ability of the Company to implement its business strategies; competition; economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices; changes in customer demand; disruptions to our technology network including computer systems and software; natural events such as severe weather, fires, floods and earthquakes; any disruptions to operations as a result of the strategic alternatives review process; and risks related to health pandemics and the outbreak of communicable diseases. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws.

Non-IFRS Financial Measures

Statements in this news release make reference to “Adjusted EBITDA”, which is a non-IFRS (as defined herein) financial measure that the Company believes is appropriate to provide meaningful comparison with, and to enhance an overall understanding of, the Company’s past financial performance and prospects for the future. The Company believes that “Adjusted EBITDA” provides useful information to both management and investors by excluding specific expenses and items that management believe are not indicative of the Company’s core operating results. “Adjusted EBITDA” is a financial measure that does not have a standardized meaning under International Financial Reporting Standards (“IFRS”). As there is no standardized method of calculating “Adjusted EBITDA”, it may not be directly comparable with similarly titled measures used by other companies. The Company considers “Adjusted EBITDA” to be a relevant indicator for measuring trends in performance and its ability to generate funds to service its debt and to meet its future working capital and capital expenditure requirements. “Adjusted EBITDA” is not a generally accepted earnings measure and should not be considered in isolation or as an alternative to net income (loss), cash flows or other measures of performance prepared in accordance with IFRS. Adjusted EBITDA is more fully defined and discussed, and reconciliation to IFRS financial measures is provided, in Company’s Management’s Discussion and Analysis (“MD&A”) for the three-month and six-month period ended September 30, 2024.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is an iGaming content and turnkey technology solutions provider serving online and land-based gaming operators with its proprietary and exclusive content, and cutting-edge technology.Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a cross section of exclusive titles from carefully selected studio partners under the Powered By Bragg program. Games built on Bragg’s remote games server (Bragg RGS) technology are distributed via the Bragg Hub content delivery platform and are available exclusively to Bragg customers. Bragg’s flexible, modern, omnichannel Player Account Management (PAM) platform powers multiple leading iCasino and sportsbook brands and at all points is supported by expert in-house managed, operational, and marketing services. Content delivered via the Bragg Hub either exclusively or from the Bragg aggregated games portfolio is managed from a single back-office which is supported by powerful data analytics tools, and Bragg’s award-winning Fuze™ player engagement toolset. Bragg is licensed, certified, approved and operational in many regulated iCasino markets globally, including the U.S, Canada, United Kingdom, Italy, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

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Financial tables follow:

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(In thousands, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Revenue	26,169	22,574	74,841	70,162
Cost of revenue	(12,167)	(10,718)	(36,558)	(32,260)
Gross Profit	14,002	11,856	38,283	37,902

Selling, general and administrative expenses	(14,829)	(13,047)	(40,918)	(38,035)
Gain (Loss) on remeasurement of derivative liability	46	(82)	(94)	(261)
Gain on settlement of convertible debt	104	231	169	435
Gain (Loss) on remeasurement of deferred consideration	271	(1,095)	(329)	(387)
Operating Loss	(406)	(2,137)	(2,889)	(346)

Net interest expense and other financing charges	(848)	(450)	(2,370)	(1,414)
Loss Before Income Taxes	(1,254)	(2,587)	(5,259)	(1,760)

Income taxes	1,089	(364)	790	(1,290)
Net Loss	(165)	(2,951)	(4,469)	(3,050)
Items to be reclassified to net loss:
Cumulative translation adjustment	(1,002)	(611)	(998)	(1,754)
Net Comprehensive Loss	(1,167)	(3,562)	(5,467)	(4,804)

Basic Loss Per Share	(0.01)	(0.13)	(0.19)	(0.14)
Diluted Loss Per Share	(0.01)	(0.13)	(0.19)	(0.14)

	Millions	Millions	Millions	Millions
Weighted average number of shares - basic	25.0	23.3	24.0	22.3
Weighted average number of shares - diluted	25.0	23.3	24.0	22.3

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	As at	As at
	September 30,	December 31,
	2024	2023
Cash and cash equivalents	11,569	8,796
Trade and other receivables	18,650	18,641
Prepaid expenses and other assets	2,743	1,655
Total Current Assets	32,962	29,092
Property and equipment	1,057	640
Right-of-use assets	2,781	3,233
Intangible assets	34,769	38,133
Goodwill	31,764	31,921
Other assets	314	348
Total Assets	103,647	103,367

Trade payables and other liabilities	19,683	21,846
Income taxes payable	1,260	917
Lease obligations on right of use assets	722	709
Deferred consideration	1,549	1,513
Derivative liability	—	471
Convertible debt	—	2,445
Loans payable	6,495	—
Total Current Liabilities	29,709	27,901
Deferred income tax liabilities	723	852
Lease obligations on right of use assets	2,193	2,568
Deferred consideration	—	1,426
Other non-current liabilities	373	373
Total Liabilities	32,998	33,120

Share capital	131,706	120,015
Shares to be issued	—	3,491
Contributed surplus	17,556	19,887
Accumulated deficit	(80,532)	(76,063)
Accumulated other comprehensive income	1,919	2,917
Total Equity	70,649	70,247
Total Liabilities and Equity	103,647	103,367

BRAGG GAMING GROUP INC.

UNAUDITED SELECTED FINANCIAL GAAP AND NON-GAAP MEASURES

(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
EUR 000	2024	2023	2024	2023
Revenue	26,169	22,574	74,841	70,162
Operating loss	(406)	(2,137)	(2,889)	(346)
EBITDA	3,924	1,209	9,312	8,963
Adjusted EBITDA	4,083	3,814	11,109	12,450